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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)*

Nissin Co., Ltd.

(Name of Issuer)

Common Stock, No Par Value (the “Shares”)

(Title of Class of Securities)

654765205

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☐ Rule 13d-1(c)

        ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act (“Act”) of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654765205			13G	PAGE 2 of 13 PAGES

1.	Name of Reporting Person: Kunihiko Sakioka		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 18,662,984 Shares (including options exercisable for up to 240,000 shares within 60 days of December 31, 2004)

		6.	Shared Voting Power: 138,411,936 Shares

		7.	Sole Dispositive Power: 18,662,984 Shares (including options exercisable for up to 240,000 shares within 60 days of December 31, 2004)

		8.	Shared Dispositive Power: 138,411,936 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,356,104 Shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.2%

12.	Type of Reporting Person: IN

CUSIP No. 654765205			13G	PAGE 3 of 13 PAGES

1.	Name of Reporting Person: Nissin Building Co., Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 69,937,920 Shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 69,937,920 Shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,356,104 Shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.2%

12.	Type of Reporting Person: CO

CUSIP No. 654765205			13G	PAGE 4 of 13 PAGES

1.	Name of Reporting Person: Shuho, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 68,474,016 Shares

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 68,474,016 Shares

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,356,104 Shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.2%

12.	Type of Reporting Person: CO

CUSIP No. 654765205			13G	PAGE 5 of 13 PAGES

1.	Name of Reporting Person: Hideo Sakioka		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 16,441,824 Shares

		6.	Shared Voting Power: 138,411,936 Shares

		7.	Sole Dispositive Power: 16,441,824 Shares

		8.	Shared Dispositive Power: 138,411,936 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,356,104 Shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.2%

12.	Type of Reporting Person: IN

CUSIP No. 654765205			13G	PAGE 6 of 13 PAGES

1.	Name of Reporting Person: Michimasa Sakioka		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 7,553,088 Shares

		6.	Shared Voting Power: 69,937,920 Shares

		7.	Sole Dispositive Power: 7,553,088 Shares

		8.	Shared Dispositive Power: 69,937,920 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,356,104 Shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.2%

12.	Type of Reporting Person: IN

CUSIP No. 654765205			13G	PAGE 7 of 13 PAGES

1.	Name of Reporting Person: Midori Moriyama		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,286,272 Shares

		6.	Shared Voting Power: 69,937,920 Shares

		7.	Sole Dispositive Power: 8,286,272 Shares

		8.	Shared Dispositive Power: 69,937,920 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 189,356,104 Shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.2%

12.	Type of Reporting Person: IN

CUSIP No. 654765205	13G	PAGE 8 of 13 PAGES

Item 1.
	(a)	Name of Issuer:
Nissin Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices:
Shinjuku L-Tower 25F 6-1, Nishi Shinjuku 1-chome Shinjuku-ku, Tokyo 163-1525 Japan

Item 2.
	(a)	Name of Person Filing:
Kunihiko Sakioka. This statement is filed on behalf of (i) Kunihiko Sakioka, (ii) Nissin Building Co., Ltd., (iii) Shuho, Ltd., (iv) Hideo Sakioka, (v) Michimasa Sakioka, and (vi) Midori Moriyama. Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
	(b)	Address of Principal Business Office or, if none, Residence:
The principal office and business address of each Reporting Person is as follows:
		Kunihiko Sakioka	13-12, Kinuta 4-chome, Setagaya-ku, Tokyo 157-0073, Japan,
		Nissin Building Co., Ltd.	7-6, Chifune-machi 5-chome, Matsuyama-shi, Ehime 790-8584, Japan
		Shuho, Ltd.	7-6, Chifune-machi 5-chome, Matsuyama-shi, Ehime 790-8584, Japan
		Hideo Sakioka	3-13, Minami-machi 1-chome, Matsuyama-shi, Ehime 790-0856, Japan
		Michimasa Sakioka	593 Ikushi-machi, Matsuyama-shi, Ehime 790-0051, Japan
		Midori Moriyama	10-12, Chuo 1-chome, Matsuyama-shi, Ehime 791-8015, Japan
	(c)	Citizenship:
Japan
	(d)	Title of Class of Securities:
Common Stock, No Par Value
	(e)	CUSIP Number:
654765205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Incorporated by reference to Items (5) - (9) and (11) of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 654765205	13G	PAGE 9 of 13 PAGES

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

By filing this Schedule 13G as a joint filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons are not affirming the existence of a group. In addition, this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G as to which such Reporting Person may be deemed to have shared voting power or shared dispositive power as described in the cover pages of this Schedule 13G and in Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 654765205	13G	PAGE 10 of 13 PAGES

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2005

(Date)

/s/ Kunihiko Sakioka

(Signature)

Kunihiko Sakioka

(Name)

NISSIN BUILDING CO., LTD.

By /s/ Hideo Sakioka

(Name) Hideo Sakioka (Title) Representative Director

SHUHO, LTD.

By /s/ Kunihiko Sakioka

(Name) Kunihiko Sakioka (Title) Representative Director

/s/ Hideo Sakioka

(Signature)

Hideo Sakioka

(Name)

/s/ Michimasa Sakioka

(Signature)

Michimasa Sakioka

(Name)

/s/ Midori Moriyama

(Signature)

Midori Moriyama

(Name)

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations.
(See 18 U.S.C. 1001)